Mail Stop 4561

October 24, 2007

Via U.S. Mail and Fax (716) 636-0466
Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership – II
2350 North Forest Road
Getzville, New York 14068

>   RE: **Realmark Property Investors Limited Partnership – II**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed April 2, 2007**
>   **File No. 0-11909**

Dear Mr. Jayson:

We have reviewed your response letter dated September 28, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1B. Unresolved Staff Comments, page 7

1.   We note your response to prior comment 1. Please provide us with responses to our comment letter dated June 8, 2005 as it relates to the December 31, 2004 10-K.

Consolidated Statements of Operations, page F-3

2.   We have reviewed your response to prior comment 2. Your response does not
      mention either the ($2,378,002) or the ($207,541) and you did not address the
      second half of our comment. As such, we are reissuing our comment in its
      entirety. Please tell us how you determined the equity interest in sale of property
      ($2,378,002) and equity in earnings of unconsolidated joint ventures ($207,541)
      that is recorded on the income statement. Tell us how much of these amounts
      were related to each joint venture, how much was allocated to each partner within
      each joint venture and how these amounts were calculated. We were unable to
      reconcile amounts to footnote 4.

3.   We have reviewed your response to prior comment 3 and do not agree that the
      differentiation is appropriate. Please revise or cite your basis in GAAP.

Note 4. Investments in Unconsolidated Joint Ventures, page F-11

4.   We have reviewed your responses to prior comments 4 and 5. It is still not clear
      why the records of the joint venture would reflect a difference in the investment
      balances of the joint venture partners nor why operating expenses of the joint
      venture were not always shared equally. Please explain in further detail.

5.   We have reviewed your response to prior comment 6 and reissue our comment in
      its entirety. Please revise your disclosure.

6.   We have reviewed your response to prior comment 7. Please revise your
      disclosure to discuss the details of the agreement with Adaron Group.

Exhibit 31

7.   We have noted your response to prior comment 8. There are several departures
      from form currently set forth in Item 601(b)(31) of Regulation S-K. Mr. Jayson's
      title should not be included in the salutation. Throughout the certification the
      word "Partnership" has been incorrectly substituted for "registrant". Parenthetical
      disclosure has been incorrectly omitted from paragraph 4(d). In addition, Mr.
      Jayson's signature does not clearly identify him as both the Principal Executive
      Officer and Principal Financial Officer.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief